UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SOLOMON TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

8342GW101
(CUSIP Number)

Jezebel Management Corporation
2 Oliver Street, Suite 203
Boston, MA 02109
Attention: Michael D’Amelio
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.
Davis & Gilbert LLP
1740 Broadway
New York, New York 10019
(212) 468-4800

April 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 8 Pages

CUSIP No. 83426W101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) JEZEBEL MANAGEMENT CORPORATION
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,659,133 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 1,659,133 (SEE ITEMS 2 AND 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,133 (SEE ITEMS 2 AND 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (SEE ITEMS 2 AND 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 8 Pages

CUSIP No. 83426W101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) MICHAEL D’AMELIO
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7	SOLE VOTING POWER 175,000 (SEE ITEMS 2 AND 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,659,133 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 175,000 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 1,659,133 (SEE ITEMS 2 AND 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,133 (SEE ITEMS 2 AND 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (SEE ITEM 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 8 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $.001 per share (the “Common Stock”) of Solomon Technologies, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1400 L&R Industrial Boulevard, Tarpon Springs, Florida 34689.

Item 2. Identity and Background.

(a)-(c)
This Schedule 13D is being filed by Jezebel Management Corporation, a corporation formed under the laws of Florida (“Jezebel”). This 13D is also being filed by Michael D’Amelio (“D’Amelio”). Jezebel is wholly-owned by D’Amelio. The principal business of Jezebel is private investment. D’Amelio is the Managing Director of JMC Venture Partners LLC, a private equity fund (“JMC”). D’Amelio is a director and vice president of the Company.

The address of the principal executive office of Jezebel and JMC is 2 Oliver Street, Suite 203, Boston, MA 02109.

(d)
During the past five years, neither Jezebel nor, to Jezebel’s knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of Jezebel has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, D’Amelio has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, neither Jezebel nor, to Jezebel’s knowledge, any of its executive officers or directors, controlling persons or any executive officer or director of Jezebel, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. During the past five years, D’Amelio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	D’Amelio is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration.

Jezebel purchased 250,000 shares of Series A preferred stock, par value $0.001 per share (the “Series A Preferred Stock”) of the Company and a warrant to purchase 500,000 shares of Common Stock (the “Warrant”) on April 30, 2004 for an aggregate purchase price of $250,000 pursuant to a certain Securities Purchase Agreement dated as of April 15, 2004. The shares of Series A Preferred Stock were initially convertible into 250,000 shares of Common Stock and the warrants were initially exercisable for 500,000 shares of Common Stock. On February 15, 2006, Jezebel acquired (i) 1,250,000 shares of Common Stock upon conversion of the 250,000 shares of Series A Preferred Stock held by Jezebel into Common Stock in connection with the Company’s recapitalization and conversion of all of its outstanding Series A Preferred Stock into Common Stock, and (ii) an additional 250,000 shares of Common Stock in exchange for the surrender to the Company of the Warrant. On March 15, 2005, Jezebel acquired (i) an additional 97,500 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from March 15, 2006 to April 30, 2006 and (ii) an additional 61,633 shares of Common Stock by converting $46,347.96 of accrued and unpaid interest on such senior notes through February 28, 2006 into Common Stock. The consideration used by Jezebel to acquire the Series A Preferred Stock, Warrant and senior notes with respect to which these shares of Common Stock were issued was Jezebel’s personal funds.

Page 4 of 8 Pages

On October 20, 2004, D’Amelio received an option from the Company to purchase 25,000 shares of Common Stock (the “Option”). On May 25, 2005, D’Amelio received 150,000 shares of Common Stock from the Company. The Option and the shares were issued to D’Amelio in partial consideration for past contributions to the Company and to encourage his continued service to the Company.

Item 4. Purpose of Transaction.

(a)-(j).	All of the shares of Common Stock were acquired for investment purposes.

Except as set forth in this Item 4, neither Jezebel nor D’Amelio have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, Jezebel is deemed to beneficially own an aggregate of 1,659,133 shares of Common Stock (the “Jezebel Shares”), representing approximately 6.0% of the number of shares of Common Stock stated to be outstanding by the Company in its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006 (the “Form 10-KSB”). As of the date hereof, D’Amelio is deemed to beneficially own an aggregate of 1,834,133 shares of Common Stock, representing approximately 6.7% of the number of shares of Common Stock stated to be outstanding by the Company in the Form 10-KSB.

(b)
By virtue of Jezebel’s direct ownership of the Jezebel Shares and D’Amelio’s ownership and control of Jezebel, Jezebel and D’Amelio may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Jezebel Shares. D’Amelio has the sole power to vote or direct the vote and dispose or direct the disposition of 175,000 shares of common stock (the “D’Amelio Shares”).

Page 5 of 8 Pages

Included in the D’Amelio Shares are 25,000 shares of Common Stock issuable upon the exercise of the Option.

(c)
On February 15, 2006, Jezebel acquired (i) 1,250,000 shares of Common Stock upon conversion of the 250,000 shares of Series A Preferred Stock held by Jezebel into Common Stock in connection with the Company’s recapitalization and conversion of all of its outstanding Series A Preferred Stock into Common Stock, and (ii) an additional 250,000 shares of Common Stock in exchange for the surrender to the Company of the Warrant. On March 15, 2005, Jezebel acquired (i) an additional 97,500 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from March 15, 2006 to April 30, 2006 and (ii) an additional 61,633 shares of Common Stock by converting $46,347.96 of accrued and unpaid interest on such senior notes through February 28, 2006 into Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement between Jezebel Management Corporation and Michael D’Amelio dated as of April 5, 2006.

Page 6 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2006

JEZEBEL MANAGEMENT CORPORATION

By: /s/ Michael D’Amelio
Name: Michael D’Amelio
Title: President

/s/ Michael D’Amelio
Michael D’Amelio

Page 7 of 8 Pages

Exhibit 1

Joint Filing Agreement

AGREEMENT dated as of April 5, 2006, between Jezebel Management Corporation and Michael D’Amelio (collectively, the “Parties”).

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.001 par value per share, of Solomon Technologies, Inc. (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

JEZEBEL MANAGEMENT CORPORATION

By: /s/ Michael D’Amelio
Name: Michael D’Amelio
Title: President

/s/ Michael D’Amelio
Michael D’Amelio

Page 8 of 8 Pages